

April 25, 2013

Via E-mail
Dave M. Gomez
Executive Vice President and General Counsel
AV Homes, Inc.
8601 N. Scottsdale Road, Suite 225
Scottsdale, AZ  85253

     **Re:**    **AV Homes, Inc.**
              **Registration Statement on Form S-3**
              **Filed April 5, 2013**
              **File No. 333-187763**

Dear Mr. Gomez:

We have limited our review of your registration statement to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure on page three stating that the debt securities may be converted into "other securities" and that the warrants may entitle the holders to purchase "other securities."  We further note that Section 2.05(15) in both the Indenture governing the Senior Debt Securities and the Form of Indenture for the Subordinated Debentures suggests that the debt securities may be convertible into, or exchangeable for, securities of entities unaffiliated with the company.  Please note that even if an exemption is available for the offer and sale of third-party securities, you may need to provide information, possibly including financial statement and non-financial statement disclosures, about the issuer of the underlying securities in your registration statement. See Question 203.03 of the Securities Act Sections Compliance and Disclosure Interpretations and the Morgan Stanley & Co., Incorporated No-Action Letter (June 24, 1996).  If you wish to include the third-party securities, please provide us with your

analysis as to why registration under the Securities Act is not required, and include the required third-party information in the prospectus.  If you do not wish to register third-party securities underlying any debt securities or warrants, please clarify this in the prospectus.

Legal Opinion

2.  Please have counsel revise the legal opinion to opine on the units that you are registering. See Section II.B.1.h of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or Craig Slivka, Special Counsel, at 202-551-3729 with any questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Sonia A. Shewchuk, Esq. (*via E-mail*)
Faegre Baker Daniels LLP